Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES SECOND QUARTER AND
SIX MONTH FISCAL 2013 RESULTS

•	FY 2013 six month revenues increased 26%, gross profit up 44%
•	Launch of Adisn.com and USPTO allowance for advertising patent
•	Mobile traffic increased to approximately 15% of total monthly network traffic

Woodland Hills, CA.  December 13, 2012 --- One of the leading networks of forum communities on the Internet, CrowdGather (OTCQB:CRWG), today announced financial results for the second quarter ended October 31, 2012.

The Company reported revenues of $423,732 for the three months ended October 31 of fiscal 2013, resulting in $1,014,934 in total revenue for the six months ended October 31 of fiscal 2013, compared to $468,296 and $802,332, respectively, for the same periods in the prior fiscal year.  Due to the timing of certain advertising campaigns, revenues from the second quarter of fiscal 2013 were 10% lower than the prior year period, but revenues increased by over 26% when comparing the first six months of fiscal 2013 to the first six months of fiscal 2012.

“We are excited to report a strong performance for the first six months of our 2013 fiscal year,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “Since the first half of our fiscal year tends to be weaker cyclically, we anticipate that our revenues will improve in this, our fiscal third quarter.  Additionally, during our second quarter of fiscal 2013, our main focus was on the release of our forum advertising marketplace, Adisn.com.  Due to the release of our marketplace in late October, it did not have any impact on revenue for this reported fiscal period.  We expect to realize an initial benefit from utilizing this technology in our current fiscal third quarter, but we anticipate that the primary push on the new marketplace will accelerate in calendar 2013 as we ramp up efforts to increase engagement from both advertisers and publishers.”

Gross profit was $423,063 and $995,718, respectively, for the three months and six months ended October 31 of fiscal 2013, compared to $468,296 and $693,592 for the same periods in the prior fiscal year.  On a quarterly basis, gross profit declined by 10% but increased 44% when comparing the first six months of fiscal 2013 to the first six months of fiscal 2012.

Net loss was $793,398, or $.01 per share, and $1,470,426, or $.03 per share, for the second quarter and six months ended October 31 of fiscal 2013, compared to $757,733 or $.01 per share and $1,628,168 or $.03 per share for the same periods of fiscal 2012.

CrowdGather ended the second quarter of fiscal 2013 with approximately $1.2 million of cash and $15 million of shareholders’ equity.

“Gross profit improved significantly for the six months ended October 31 of fiscal 2013 when compared to the prior year period, and we continue to maintain a strong balance sheet,” Sabnani said.  “We are always seeking avenues to grow our business, whether through improving advertising opportunities on our existing ad inventory, making forum acquisitions, or developing partnerships with third party publishers to improve monetization.”

CrowdGather previously disclosed an expected, estimated range of 180 to 190 million monthly page views for fiscal 2013 based on the Company’s efforts to prune non-monetizable content that also conflicts with the Company’s terms of service.  During October 2012, the Company reached over 175 million monthly page views across all properties, and had over 14 million monthly unique visitors according to Google Analytics.  The decline in monthly page views is greater than expected in part due to pruning but also because of multiple unexpected outages the Company experienced from hosting portions of its network on Amazon’s Web Services (AWS).  Going forward, AWS outage risk is significantly mitigated since CrowdGather has already moved the majority of its data to a Company maintained network operating center in Los Angeles.  Additionally, although the monthly page view traffic is slightly lower than anticipated, the decline will not significantly impact revenue since the reduction is due in part to pruning non-monetizable content.

“Our traffic analytics revealed a positive and exciting trend,” Sabnani continued.  “We noted that mobile traffic accounts for about 15% of our monthly network traffic and is increasing.  This figure was less than 10% about a year earlier.   Although users can access content using mobile browsers, we have recorded approximately 10,000 downloads of the Yuku iOS and Android apps since their deployment.  While increased mobile users are helping us enter the mobile landscape and associated opportunities, one side effect of increased mobile traffic is that mobile users spend fewer page views per visit than do traditional desktop or laptop users, and that can result in decreased overall network traffic as measured by monthly page views.  Given that we are pursuing mobile monetization strategies, including some with our Yuku iOS and Android apps, we do not expect revenue to be impacted adversely from increasing mobile traffic.  However, we do anticipate that increasing mobile traffic may reduce total monthly page views for fiscal 2013 to a range of 160 to 170 million.  As we have previously disclosed, we do not expect these reported fluctuations in total traffic, or the ultimate level of traffic after pruning, to negatively impact our revenues.”

CrowdGather also received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a patent application for systems and methods of targeted advertising.  The claims underlying this patent relate to a system for generating targeted advertisement recommendations based upon the social momentum between associated keywords.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increases revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

###

For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                   Phone: 818-435-2472 x 101
                                   Email: sanjay@crowdgather.com

Media Contact:      Stacy Dimakakos
                                   Phone: 917-981-5501
                                   Email: stacy@publicworldwide.com

CROWDGATHER, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	October 31, 2012 (UNAUDITED)	April 30, 2012
ASSETS
Current assets
Cash	$1,161,737	$2,328,492
Accounts receivable	182,848	42,995
Investments	28,570	28,570
Inventory	34,096	35,132
Prepaid expenses and deposits	85,791	88,932

Total current assets	1,493,042	2,524,121

Property and equipment, net of accumulated depreciation of $294,543 and $241,569, respectively	295,182	131,175

Intangible assets, net of accumulated amortization of $30,224 and $15,224, respectively	9,383,103	9,333,928
Goodwill	4,360,176	4,360,176

Total assets	$15,531,503	$16,349,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,250	$54,095
Accrued vacation	37,491	27,468
Other accrued liabilities	219,770	28,890
Capital lease obligation, current portion	102,522	-

Total current liabilities	369,033	110,453

Capital lease obligation, net of current portion	63,608	-

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,272,708 and 58,234,216 issued and outstanding, respectively	58,273	58,234
Additional paid-in capital	28,766,916	28,436,644
Accumulated deficit	(13,704,927)	(12,234,501)
Accumulated other comprehensive loss	(21,400)	(21,430)

Total stockholders’ equity	15,098,862	16,238,947

Total liabilities and stockholders’ equity	$15,531,503	$16,349,400

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2012 AND 2011
(UNAUDITED)

	Three Months Ended October 31,		Six Months Ended October 31,
	2012	2011	2012	2011

Revenue	$423,732	$468,296	$1,014,934	$802,332

Cost of revenue	669	-	19,216	108,740

Gross profit	423,063	468,296	995,718	693,592

Operating expenses
Payroll and related expenses	461,133	403,306	917,197	760,380
Stock based compensation	158,000	255,600	316,000	405,600
General and administrative	594,390	569,295	1,227,306	1,161,545
Total operating expenses	1,213,523	1,228,201	2,460,503	2,327,525

Loss from operations	(790,460)	(759,905)	(1,464,785)	(1,633,933)

Other income (expense), net	(2,938)	2,172	(4,841)	5,765

Net loss before provision for income taxes	(793,398)	(757,733)	(1,469,626)	(1,628,168)

Provision for income taxes	-	-	800	800

Net loss	$(793,398)	$(757,733)	$(1,470,426)	$(1,628,968)

Weighted average shares outstanding- basic and diluted	58,272,708	58,735,772	58,261,343	58,484,532

Net loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)